
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


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ANNUAL REPORTS
FORM X-17A-5
PART III


SEC FILE NUMBER
8-65464


FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934


FILING FOR THE PERIOD BEGINNING **01/01/2022** AND ENDING **12/31/2022**
                                       MM/DD/YY   MM/DD/YY


A. REGISTRANT IDENTIFICATION


NAME OF FIRM: **Colchester Partners, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

53 State Street Suite 1304
                                        (No. and Street)

Boston	**MA**	**02109**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Eric Andrew	**(617) 896-0202**	eandrew@colchesterpartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)


B. ACCOUNTANT IDENTIFICATION


INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Rolleri & Sheppard CPAS, LLP
                          (Name – if individual, state last, first, and middle name)

2150 Post Road 5th Fl	**Fairfield**	**CT**	**06824**
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)


FOR OFFICIAL USE ONLY


* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, Eric Andrew, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Colchester Partners, LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ERMIR FLOQI
MY COMMISSION EXPIRES MARCH 10, 2028
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS

Signature: [signature]

Title: MANAGING DIRECTOR

2-16-23

Ermir Floqi [signature]

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

COLCHESTER PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31, 2022

COLCHESTER PARTNERS, LLC

TABLE OF CONTENTS

DECEMBER 31, 2022



Rolleri & Sheppard CPAS, LLP

Rolleri & Sheppard CPAS, LLP
John M. Rolleri, CPA, CFE
Ryan C. Sheppard, CPA, CFF

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Colchester Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Colchester Partners, LLC as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Colchester Partners, LLC as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Colchester Partners, LLC's management. Our responsibility is to express an opinion on Colchester Partners, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Colchester Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

R & S CPAS, LLP

Rolleri & Sheppard CPAS, LLP

We have served as Colchester Partners, LLC's auditor since 2021.

Fairfield, Connecticut
February 14, 2023

1

2150 Post Road, 5th Floor • Fairfield, CT 06824
p:203.259.2727 • f:203.256.2727 www.rollerisheppardcpas.com

COLCHESTER PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2022

ASSETS

CURRENT ASSETS

Cash	$ 1,506,788
Accounts receivable, less allowance for doubtful accounts of $31,307	183,485
TOTAL CURRENT ASSETS	1,690,273

EQUIPMENT & IMPROVEMENTS

Computer equipment	42,231
Office equipment	10,449
Furniture and fixtures	25,040
Leasehold improvements	68,597
Operating lease right-of-use asset	268,206
TOTAL EQUIPMENT & IMPROVEMENTS, COST	414,523
Less accumulated depreciation	(73,030)
TOTAL EQUIPMENT & IMPROVEMENTS, NET	341,493

OTHER ASSETS

Rent deposit	59,856
TOTAL OTHER ASSETS	59,856
TOTAL ASSETS	$ 2,091,622

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES

Accounts payable and accrued expenses	$ 317,166
Lease liability	239,673
Deferred revenue	445,000
TOTAL CURRENT LIABILITIES	1,001,839
LONG TERM PORTION OF LEASE LIABILITY	62,203
TOTAL LIABILITIES	1,064,042
MEMBERS' EQUITY	1,027,580
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 2,091,622

COLCHESTER PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022

NOTE 1 NATURE OF BUSINESS

Colchester Partners, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority ("FINRA"). The Company is an investment banking and strategic advisory firm organized to serve the needs of investment management organizations and their professionals throughout the United States of America.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the period reported. Actual results could differ from those estimates.

Revenue Recognition

The Company adheres to the guidance under ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expect to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company provides corporate advisory services. Revenue for advisory arrangements is generally recognized at a point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities on the statement of financial condition.

NOTE 2   *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)*

Revenue Recognition (Continued)

There were no contract assets as of January 1, 2022 and December 21, 2022. There are $445,000 of contract liabilities as of December 31, 2022. There are accounts receivable of $71,983 and $183,485 as of January 1, 2022 and December. 31, 2022 respectively.

Cash and Cash Equivalents

The Company considers all liquid investment instruments with original maturities of ninety days or less to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Concentrations of Credit Risk

The Company maintains its cash in a commercial bank. The balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At times during the year ended December 31, 2022 balances in deposit accounts exceeded FDIC insured limits, including at December 31, 2022 with a balance of $1,506,788. The Company monitors its exposure and has not experienced any losses in such accounts.

Concentration of credit risk related to trade accounts receivable is limited due to a client base of companies and individuals with high net worth. The Company performs credit evaluations of its clients' financial condition and does not require collateral, since management does not anticipate nonperformance of payment.

Fair Value

All current assets and current liabilities, because of their short-term nature, are stated at cost or face value, which approximates market value.

Equipment and Improvements

Equipment and improvements are stated at cost. Depreciation and amortization are computed principally using the straight-line method over the estimated economic or useful lives of the applicable assets. Leasehold improvements are amortized over the lesser of the remaining life of the lease or the useful life of the improvements. The cost of maintenance and repairs are expensed as incurred.

Depreciation for the Company related to equipment and improvements was $43,980 for December 31, 2022.

NOTE 3   *ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS*

The Company's accounts receivable are client obligations due under normal trade terms carried at their face value, less provisions for bad debts.   The Company evaluates the carrying amount of its accounts receivable on an ongoing basis and establishes a valuation allowance based on a number of factors, including specific client circumstances, historical rate of write-offs and the past due status of the accounts. At the end of each reporting period, the allowance is reviewed and analyzed for adequacy, and if relevant, is adjusted accordingly. The allowance is increased through a reduction of revenues and/or an increase in bad debt expense. At December 31, 2022, management recorded an allowance for doubtful accounts of $31,307.

NOTE 4   *LEASES*

The Company leases office space from an unrelated party under an agreement that expires on March 31, 2024 and requires monthly rental payments of $19,952, with a $1 per square foot escalation per year, for the remainder of the lease term. The Company recorded a security deposit of $59,856 as of December 31, 2022.

Rent expense for the year ended December 31, 2022 was $219,306. The lease asset and liability were calculated using a discount rate of 2.75%.

Year Ended December 31,		*Amount*
2023	$	245,659
2024		62,350
Total lease payments		308,009
Less: interest		(6,133)
Present value of lease liability	$	301,876

NOTE 5   *COMMITMENTS AND CONTINGENCIES*

The Company may from time to time become involved in various legal proceedings, litigation and threatened litigation arising in the ordinary course of business.   As of the date of these financial statements, there are no legal proceedings or similar matters, which individually or in the aggregate have a material effect on net capital, the financial position, results of operations or cash flows of the company.

NOTE 6   *SUBSEQUENT EVENTS*

Management has evaluated subsequent events through February 14, 2023, the date which the financial statements were available to be issued. No events occurred subsequent to the statement of financial condition date that would require adjustment to or disclosure in the financial statements.